

October 19, 2023

Zhizhuang Miao
Chief Executive Officer
Global Lights Acquisition Corp
Room 902, Unit 1, 8th Floor, Building 5
No. 201, Tangli Road
Chaoyang District, Beijing 100123
The People's Republic of China

> **Re: Global Lights Acquisition Corp**
> **Registration Statement on Form S-1**
> **Filed September 22, 2023**
> **File No. 333-274645**

Dear Zhizhuang Miao:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed September 22, 2023

Cover Page

1. We note that you have identified Valuable Capital Securities as a lead or managing underwriter in the offering. However, Valuable Capital Securities is not identified in the underwriting table on page 165. Please revise or advise as appropriate. Refer to Item 501(b)(8)(i) of Regulation S-K. If Valuable Capital Securities will not serve as a lead or managing underwriter in the offering, please clarify and explain their role on page 165.

Management
Directors, Director Nominees and Officers, page 127

2. We note that Chengzhong Li will serve as your independent director immediately upon the effectiveness of your registration statement on Form S-1. Please revise, here and

elsewhere, to ensure that you provide all of the disclosure required by Item 401 of Regulation S-K. For example, please ensure that the disclosure regarding Chengzhong Li's experience covers the entire prior five years.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Dan Ouyang, Esq.